February 27, 2019

To the Board of Directors:

Please accept this letter as formal notice as my resignation as director and consultant of Marijuana Company of America, Inc., effective February 27, 2019. I reviewed the disclosures the Company intends to make on Form 8-K pertaining to my resignation and agree with them.

Sincerely,

/s/ Charles Larsen

Charles Larsen

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